Exhibit (a)(5)(I)

IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE

HILARY COYNE,	)
)
Plaintiff,	)
)
v.	)
	)	C.A. NO.
P.F. CHANG’S CHINA BISTRO, INC.,	)
RICHARD L. FEDERICO, F. LANE	)
CARDWELL, JR., R. MICHAEL WELBORN,	)
KERRII B. ANDERSON, LESLEY H. HOWE,	)
DAWN E. HUDSON, M. ANN RHOADES,	)
JAMES G. SHENNAN, JR., KENNETH J.	)
WESSELS, CENTERBRIDGE PARTNERS, L.P.,	)
WOK PARENT LLC AND WOK ACQUISITION	)
CORP.,	)
)
Defendants.	)
)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Hilary Coyne (“Plaintiff”), by her attorneys, for her complaint against defendants, alleges upon personal knowledge as to herself, and upon information and belief as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is a shareholder class action brought by Plaintiff on behalf of herself and all other similarly situated public shareholders of P.F. Chang’s China Bistro, Inc. (“PFCB” or the “Company”) against PFCB’s Board of Directors (the “Board” or “Individual Defendants”) and Centerbridge Partners, L.P. (“Centerbridge”), and its wholly-owned subsidiaries Wok Parent LLC and Wok Acquisition Corp., to enjoin a proposed buyout (“Buyout”) of the publicly owned shares of PFCB common stock by Centerbridge.

2. On May 1, 2012, PFCB announced that it had entered into a definitive merger agreement (the “Merger Agreement”) pursuant to which Centerbridge will acquire PFCB in a cash tender offer at $51.50 per share (the “Buyout Price”), followed by a short form merger. The all-cash transaction is valued at approximately $1.1 billion. Under the terms of the Merger Agreement, Centerbridge was to commence a cash tender offer no later than May 15, 2012. The Buyout is expected to close by May 31, 2012.

3. On May 15, 2012, Centerbridge commenced the Tender Offer with the filing of its Tender Offer Statement on Schedule TO (“TO”) with the Securities and Exchange Commission (“SEC”). PFCB filed its Recommendation Statement in connection with the Tender Offer on Schedule 14D-9 with the SEC on the same date (“14D-9” and collectively with the TO, the “Disclosure Documents”). The Tender Offer is currently scheduled to expire on June 12, 2012, unless it is extended. Following the Tender Offer, if Centerbridge owns more than 90% of PFCB outstanding common stock, including following the exercise of a top up option, Centerbridge will complete the short form merger without the vote of the shareholders.

4. As described below, both the value to PFCB shareholders contemplated in the Buyout and the process by which defendants propose to consummate the Buyout, including the dissemination of Disclosure Documents that fail to provide PFCB shareholders with material information upon which to make an informed decision with respect to the Buyout, are fundamentally unfair to Plaintiff and the other public shareholders of the Company. Critically, the defendants fail to disclose in the 14D-9 the unlevered free cash flow projections that were used by Goldman Sachs Group, Inc. (“Goldman Sachs”) in its discounted cash flow analysis. The 14D-9 only discloses the levered free cash flow projections that were provided to Goldman Sachs by PFCB management. The fact that Buyout Price is at the lower end of the price range and stock based compensation was treated as a cash expense for purposes of determining unlevered free cash flows further necessitate disclosing the unlevered free cash flows used by Goldman Sachs in its discounted cash flow analysis.

5. The Buyout comes at a time when PFCB has implemented a new strategy to revamp the Company, including a new menu to bring in budget-minded diners, and its prospects for growth are promising. Indeed, the Company’s turnaround initiatives have led to an upswing in market perception about the Company. Rather than waiting to allow the Company’s public shareholders to reap the benefits of the Company’s efforts to revamp the business, PFCB agreed to a Buyout that is the product of a flawed process designed to ensure the sale of PFCB to Centerbridge on terms preferential to Centerbridge and the Company’s insiders, but detrimental to Plaintiff and other public stockholders of PFCB.

6. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin defendants from taking any steps to consummate the Buyout or, in the event the Buyout is consummated, recover damages resulting from the defendants’ violations of their fiduciary duties of loyalty, good faith and due care.

THE PARTIES

7. Plaintiff is and has been at all times relevant hereto a shareholder of PFCB common stock.

8. PFCB is a Delaware corporation, founded in 1996, with principle executive offices located in Scottsdale, Arizona. PFCB owns and operates chain Asian food restaurant concepts, including PFCB China Bistro (“Bistro”) and Pei Wei Asian Diner (“Pei Wei”). The Company also sells branded food products to domestic and international markets, which are operated under licensing agreements. In February 2012, the Company also announced an agreement to acquire a majority equity ownership in True Food Kitchen, a Fox Restaurant Concept that specializes in healthy, locally sourced meals. PFCB common stock is traded on the NASDAQ market under the symbol “PFCB”. PFCB is named herein as a necessary party in connection with equitable relief needed to prevent the consummation of the Buyout agreed to by its Board of Directors, the Individual Defendants herein, in violation of their fiduciary duties to Plaintiff and the other public shareholders of PFCB.

9. Defendant Richard L. Federico (“Federico”) has served as a director of PFCB since 1996, and he has served as the Chief Executive Officer (“CEO”) of the Company since January 2012 and from September 1997 through January 2009, when he succeeded the founder of the Company, Paul. M. Fleming. Federico previously served as Co-Chief Executive Officer of the Company from January 2009 to January 2012. Federico joined the Company as President in February 1996, and he was named Chairman of the Board in December 2000. Federico also currently serves on the board of directors of Jamba, Inc. and Domino’s Pizza.

10. Defendant F. Lane Cardwell, Jr. (“Cardwell”) has served as a director of PFCB since December 2010 and has served as the Company’s President of PFCB China Bistro concept since March 2011. He previously served as a director of the Company from 1999 through 2009.

11. Defendant R. Michael Welborn (“Welborn”) has served as a director of PFCB since August 1996. Welborn joined the Company as Executive Vice President in May 2005 and was appointed President, Global Brand Development during 2009.

12. Defendant Kerrii B. Anderson (“Anderson”) has served as a director of PFCB since October 2009 and also serves as a member of the Company’s Audit Committee and Nominating and Corporate Governance Committee.

13. Defendant Lesley H. Howe (“Howe”) has served as a director of PFCB since March 2003 and is also the Chairperson of the Company’s Audit Committee.

14. Defendant Dawn E. Hudson (“Hudson”) has served as a director of PFCB since February 2010 and also serves as a member of the Company’s Compensation and Executive Development Committee and Nominating and Corporate Governance Committee.

15. M. Ann Rhoades (“Rhoades”) has served as a director of PFCB since March 2003 and also serves as the Chairperson of the Company’s Compensation and Executive Development Committee.

16. James G. Shennan, Jr. (“Shennan”) has served as a director of PFCB since May 1997 and also serves as the Chairperson of the Company’s Compensation and Executive Development Committee and a member of the Nominating and Corporate Governance Committee.

17. Kenneth J. Wessels (“Wessels”) has served as a director of PFCB since October 2000 and serves as a member of the Company’s Audit Committee and Nominating and Corporate Governance Committee.

18. Defendants Federico, Cardwell, Welborn, Anderson, Howe, Hudson, Rhoades, Shennan and Wessels are collectively referred to herein as the “Individual Defendants.”

19. Defendant Centerbridge is a Delaware limited partnership with principle executive offices in New York, New York. Centerbridge is a private equity firm focused on leveraged buyouts and distressed securities opportunities that typically invests in companies in North America and Europe. Centerbridge has approximately $20 billion in capital under management.

20. Defendant Wok Acquisition Corp. is a Delaware corporation and a direct, wholly- owned subsidiary of Centerbridge that is being used to facilitate the Buyout.

21. Defendant Wok Parent LLC is a Delaware LLC and a direct, wholly-owned subsidiary of Centerbridge that is being used to facilitate the Buyout.

CLASS ACTION ALLEGATIONS

22. Plaintiff brings this action pursuant to Court of Chancery Rule 23, individually and on behalf of the holders of the common stock of the Company, who have been and/or will be harmed as a result of the wrongful conduct alleged herein (the “Class”). The Class excludes defendants herein, and any person, firm, trust, corporation or other entity related to, or affiliated with, any of the defendants.

23. This action is properly maintainable as a class action.

24. The Class is so numerous that joinder of all members is impracticable. As of April 1, 2012, the Company had approximately 20,955,461 million shares of common stock outstanding and not owned by Defendants. Members of the Class are scattered geographically and are so numerous that it is impracticable to bring them all before this Court.

25. Questions of law and fact exist that are common to the Class, including, among others:

a. whether the Individual Defendants have fulfilled, and are capable of fulfilling, their fiduciary duties owed to Plaintiff and the Class;

b. whether the Individual Defendants have acted in a reasonable manner designed to maximize value;

c. whether the Individual Defendants are acting in furtherance of their own self-interest to the detriment of the Class;

d. whether the other Defendants have aided and abetted the Individual Defendants’ breach of fiduciary duty; and

e. whether Plaintiff and the other members of the Class will be irreparably harmed if defendants are not enjoined from continuing the conduct described herein.

26. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

27. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

28. Preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

SUBSTANTIVE ALLEGATIONS

Background of the Buyout

29. According to the 14D-9, the first steps that led to the Buyout started when Goldman Sachs contacted Federico at the request of Centerbridge. At the time, Goldman Sachs had not been retained by the Company, but had worked on various projects for Centerbridge during the past two years and maintains close ties to Centerbridge (several managers at Centerbridge are Goldman Sachs alums). At or about this time and continuing throughout the second half of 2012, the Company had been approached on various occasions by buyers expressing initial interest in exploring a purchase of the Company. The Company declined to proceed with any initial discussions.

30. On January 17, 2012, a registered investment advisor, referred to in the 14D-9 as “Party C” began agitating for change at the Company and submitted a notice of intent to nominate six directors for election to the Company’s annual shareholders’ meeting scheduled for April 18, 2012.

31. One day after learning of Party C’s agitating activities, the Independent Directors quickly changed course and on January 18, 2012 formed a committee of four non-management directors charged with two directives: (i) to review and evaluate and make a recommendation about any potential acquisition proposals; and (ii) prepare for and recommend the response to any attempts to change the composition of the Company’s Board. The 14D-9 does not disclose the names of the four directors who made up the Committee, other than Anderson was named as Chair of the Committee. On January 27, 2012, the Committee met and formally retained Goldman Sachs to act in a dual capacity of advising with respect to potential acquisition proposals and any attempts to change the Board composition.

32. Discussions ensued with Centerbridge and one other potential financial buyer who had made an unsolicited indication of interest a few months earlier. Centerbridge submitted an initial indication of interest with a price range of $51 to $53 per share. The other financial buyer indicated a range of $44 to $46 per share and then dropped out of the bidding. Goldman Sachs advised the Committee that there would be only limited interest by potential strategic buyers. Two potential strategic buyers were contacted but did not proceed far in the process.

33. With the few other bidders involved having dropped out, Centerbridge on April 27, 2012 submitted a final bid package at $51 cash per share, matching the low end of its $51 to $53 indication of interest. On April 29, 2012, Centerbridge increased the offer to $51.50, but included new terms rejecting the Committee’s proposed terms of a go-shop period, including the Committee’s proposals for the length and termination fees associated with the go-shop period (the 14D-9 does not disclose the Committee’s proposal). Goldman Sachs delivered its fairness opinion to the Committee on April 30, 2012, and the Board approved the terms of the Merger Agreement later that day.

The Buyout

34. On May 1, 2012, PFCB issued a press release announcing that the Company had entered into a definitive merger agreement with Centerbridge in a transaction valued at approximately $1.1 billion, which will result in PFCB becoming a private company. Pursuant to the Merger Agreement, Centerbridge will acquire all the outstanding shares of PFCB common stock for $51.50 per share in cash. The Buyout represents a mid-range premium of just $23% to the market price at the time.

35. Under the terms of the Merger Agreement, the go-shop period is limited to 30 days under a $21 termination fee. After 30 days, the termination fee is $36.5 million. The tender offer would commence at the same time the go-shop period was underway, further reducing the effectiveness of the go-shop.

36. PFCB’s current management team will continue to run the Company once the Buyout is completed.

The Merger Price is Inadequate and Unfair

37. The $51.50 per share price agreed to by the Individual Defendants does not represent fair value for the Company in that it does not reflect the long-term value of the Company.

38. The Buyout comes at a time when PFCB has been struggling to update its brand upon growing competition. To that end, in April 2012, the Company offered a new lunch menu to lure more budget-conscious diners, with the implied purpose of increasing profitability. Further, the Company has revamped many of its stores, offered promotions such as giveaways and discounts on “Tax Day” and Chinese New Year. In February of this year, the Company bought into the healthful, local and international food trend by buying an ownership stake in True Food Kitchen. See Tiffany Tsu, PFCB restaurant chain goes private for $1.1 billion, Los ANGELES TIMES, May 1, 2012, available at http://www.latimes.com/business/money/la-fi-mo-pf- changs-20120501,0,801402.story. The Company’s steps to revamp its stores were taken on the shareholders’ dime, and as a result of the Buyout, the shareholders will not be able to reap the benefits of the Company’s efforts.

39. An article by the Associated Press also reported on the Company’s initiatives to improve its performance: “R.W. Baird analyst David Tarantino said the [C]ompany has been pursuing a wide range of turnaround initiatives after a sluggish performance last year. The [C]ompany has been focusing on reducing portion sizes and improving price points at its Pei Wei restaurants and remodeling stores and enhancing service at its PFCB Bistros.” PFCB reaches $1.09B deal to go private, ASSOCIATED PRESS, May 1, 2012.

40. The Company’s revamping efforts were recognized in an Associated Press article by Bryan Elliott, an analyst at Raymond James:

Raymond James analyst Bryan Elliott reiterated his “strong buy” rating for PFCB, noting that the company recently disclosed that its test of lunch menu resulted in a 10 percent gain in sales.

Elliott also noted the restaurant chain’s efforts to improve its menu, service and ambiance at the launch of its first national TV campaign this week. Additionally he noted that management plans to repurchase $150 million of stock in 2012, which is roughly 18 percent of the company’s market cap.

PF Chang’s goes after budget diners, ASSOCIATED PRESS, April 2, 2012.

41. On May 1, 2012, on the same day PFCB announced the Buyout, the Company reported a 40% drop in first-quarter 2012 earnings, caused largely by higher expenses. The company earned $6.3 million on sales of $318.9 million in the quarter, compared to a $10.6 million profit on $317.4 million in revenue in the same three months of 2011. Revenue increased to $318.9 million from $317.4 million even as a drop in customers caused same-store sales to drop 0.6% at PFCB restaurants and 1.7% at Pei Wei. Profit and revenue fell just shy of Wall Street predictions, according to FactSet.

42. On February 16, 2012, the Company reported its financial results for the fourth quarter and fiscal year ended January 1, 2012. Although the Company posted lower profit and revenue in the fourth quarter of 2011, it did see growth on comparative-store sales over the last quarter. As for the expectations for 2012, Federico commented:

While we remain cautious about the outlook for consumer spending generally, we are beginning to see early signs of progress. We believe our initiatives, aimed at driving restaurant traffic by enhancing our price-value proposition and elevating the guest experience, are gaining traction at both concepts. As a result, we anticipate that our quarterly earnings per share will be higher in the back half of 2012 than the first half of the year. We will continue to execute on our strategic plan and expect to build on our success.

43. Federico acknowledged in the press release regarding the Company’s financial results for the 2011 year-end and fourth quarter that the Company had seen progress as a result of recent initiatives:

While we were not satisfied with our earnings in the fourth quarter, we were pleased with our progress on the top line. We remain confident in the direction of recent initiatives to restore positive sales momentum, which have shown encouraging signs in the first half of our first fiscal quarter. We believe 2012 will be an inflection point for our business and look forward to delivering on the goals we have articulated to our shareholders over the past several months.

44. As a result of the Company’s fourth quarter and year-end 2011 earnings release, the Company’s stock price rose sharply, closing at $37.46 on February 17, 2012, up nearly 6% from its closing price of $35.35 on February 16, 2012.

45. A Seeking Alpha article from December 27, 2011, discussed several factors that indicated that the Company was on the rebound, including:

•	18 Wall Street brokerage firms have assigned 23 analysts to run the numbers on this company

•	Revenue is expected to be down .50% this year but recover and increase by 3.10% next year

•	Earnings estimates are for a decrease of 19.9% this year, up slightly by .60% next year and average a 13.69% annual increase over the next five years

•	These consensus numbers resulted in a mixed forecast with five strong buy, two buy, 13 hold, two under perform and a sell recommendation to clients

•	The P/E ratio of 16.69 is slightly above the market P/E of 14.0

•	The dividend rate of 16.69 is higher than the market dividend rate of 2.30% and is about 60% of earnings forecasts

•	As previously mentioned a rework of menu items and prices at both their chains seems to be well received and working.

Jim Van Meerten, PFCB On The Rebound, SEEKING ALPHA, Dec. 27, 2011, available at http://seekingalpha.com/article/316171-p-f-chang-s-on-the-rebound.

46. The Company’s initiatives to improve performance led to an upswing in market perception about the Company and surely would have been followed by soaring stock prices in the years to come.

47. In the Company’s press release announcing the Buyout, Federico said going private would give the Company greater flexibility to pursue its long term strategy to increase traffic and improve performance. But the Company doesn’t explain how going private gives it greater flexibility. Rather, going private permits the Company’s insiders and Centerbridge – and not the shareholders – to profit from the Company’s long term strategy to increase performance.

48. Rather than waiting to allow the shareholders to reap the benefits of the Company’s solid progress, the Company agreed to a Buyout that is the product of a flawed process and designed to ensure the sale of PFCB to Centerbridge on terms preferential to Centerbridge and the Company’s insiders, but detrimental to Plaintiff and other public stockholders of PFCB. The terms of the Buyout have deprived and continue to deprive the Company’s shareholders of the substantial premium, which unfettered and even-handed exposure of the Company to the market could produce.

49. Although defendants claim the Buyout Price represents a 30% premium over the average closing share price of P.F. Chang’s common stock for the 30 days ended April 30, 2012, it is a mere 22.7% premium over the Company’s 52-week high of $41.96 per share on March 15, 2012, and a discount to the Company’s stock price of $51.74 on April 3, 2011.

The Buyer-Friendly Terms of the Merger Agreement

50. On May 2, 2012, the Company filed a Form 8-K with the SEC wherein it disclosed the terms of the Merger Agreement. As part of the Merger Agreement, the Individual Defendants agreed to certain onerous and preclusive deal protection devices that operate together to make the Buyout a fait accompli and ensure that no competing offers will emerge for the Company.

51. By way of example, Section 1.4 of the Merger Agreement contains an irrevocable Top-Up Option which attempts to circumvent the requirement of a shareholder vote. If Centerbridge does not obtain the minimum number of shares necessary to effectuate the short form merger, then Centerbridge may purchase the number of shares necessary to reach the 90% threshold. The Top-Up Option permits Centerbridge to pursue the merger without a shareholder vote.

52. The Individual Defendants also agreed to an inadequate 30 day “go-shop” period, having already committed to the terms of the Buyout and a termination fee of ranging from over $21 million to $36.5 million to Centerbridge if the Company finds a better deal or in other circumstances.

53. Even if PFCB receives a superior proposal from a third party, the Company is obligated under Section 5.4 of the Merger Agreement to immediately make available to Centerbridge any material non-public information concerning the Company or its subsidiaries that the Company provides to any person given such access that was not previously made available to the Centerbridge.

54. The Merger Agreement also includes a matching-rights provision. Section 5.4(f) of the Merger Agreement provides that PFCB shall give Centerbridge three business days to match any superior competing offer that PFCB may receive. Specifically, PFCB is required to provide prior written notice to Centerbridge if the Board intends to change its recommendation and permit Centerbridge the opportunity to adjust the terms of the Buyout so that Centerbridge is able to match the terms of any competing offer, prior to the Board approving or recommending any such superior offer.

The Buyout is Designed to Benefit the Company’s Insiders

55. The Company announced on May 1, 2012 that its current management team will continue to run the Company once it becomes a private company upon completion of the Buyout. Thus, Federico, Welborn and Cardwell will continue to be employees of the Company post- Buyout, thereby securing their executive compensation. In 2011, Federico’s total compensation was over $1.1 million; Welborn’s total compensation was over $978,000 and Cardwell’s total compensation was over $706,000. Moreover, Federico, Cardwell and Welborn, had material non-public information regarding the Company’s future prospects and are, thus, unfairly advantaged by participating in the Company’s future when PFCB public shareholders will not.

56. Moreover, upon consummation of the Buyout, defendants Federico, Welborn and Cardwell will receive a significant amount of Golden Parachute compensation. Specifically, Federico stands to receive over $9.4 million, Welborn stands to receive over $5.9 million, and Cardwell stands to receive over $2.2 million.

57. The prospects of future employment and additional compensation have hindered the Company’s insiders from acting in the best interests of the Company’ shareholders.

58. The Individual Defendants have initiated a process to sell the Company, which imposes heightened fiduciary responsibilities on them and requires enhanced scrutiny by the Court. The Individual Defendants owe fundamental fiduciary obligations to the Company’s shareholders to take all necessary and appropriate steps to maximize the value of their shares in implementing such a transaction.

59. In addition, the Individual Defendants have the responsibility to act independently so that the interests of PFCB shareholders will be protected, and to conduct fair and active bidding procedures and other mechanisms for checking the market to assure that the highest price possible is achieved. Rather than truly shop the Company to the highest bidder, the Individual Defendants have agreed to a go-shop period that is unlikely to generate a reliable post-signing market check in a mere 30-day period, provided that the Company receives an alternative proposal that the Individual Defendants believe may lead to a superior proposal. Following the expiration of the go-shop period, the Company is prohibited from soliciting any proposals and must terminate any discussions with potential acquirers.

60. Having failed to maximize the sale price for the Company, the Individual Defendants have breached the fiduciary duties they owe to the Company’s public shareholders because the Company has been improperly valued and shareholders will not likely receive adequate or fair value for their PFCB common stock in the Buyout.

PFCB Hires a Conflicted Financial Advisor

61. Further compounding the conflicted Board, the Buyout suffers from additional conflicts of interest as a result of the Committee’s chosen financial advisor.

62. Goldman Sachs and its affiliates have had commercial or investment banking relationships with Centerbridge or its affiliates, for which Goldman Sachs and its affiliates have received or expect to receive compensation.

63. According to the 14D-9, Goldman Sachs’ Investment Banking Division were involved in three transactions over the past two years. Indeed, Goldman Sachs served as an underwriter with respect to the January 2011 initial public offering of BankUnited, Inc., a bank which is co-owned by Centerbridge. Goldman Sachs served as financial advisor to GSI Group, a portfolio company of a Centerbridge affiliate, with respect to its sale in December 2011. Also, affiliates of Goldman Sachs and Centerbridge co-own Kenan Advantage Group, Inc. Goldman Sachs also retained Centerbridge as one of the primary lenders in its acquisition of Hawker Beechcraft, Inc. in 2012.

64. During the two year period ended May 1, 2012, Goldman Sachs received compensation of approximately $14.2 million for services provided to Centerbridge and its affiliates.

65. Goldman Sachs’ lucrative relationship with Centerbridge inhibits its ability to act impartially because a negative review of the Buyout would limit its future prospects with Centerbridge.

The 14D-9 Fails to Disclose Material Information

66. Compounding the flawed sales process and inadequate Buyout Price, the Buyout the 14D-9 fails to provide the Company’s shareholders with material information, thereby precluding PFCB public shareholders from making an informed decision with respect to the Buyout.

67. Most significantly, the defendants fail to disclose in the 14D-9 the unlevered free cash flow projections that were used by Goldman Sachs in its discounted cash flow analysis. The 14D-9 only discloses the levered free cash flow projections that were provided to Goldman Sachs by PFCB management. This information is important to shareholders because it will assist them in understanding why the Buyout Price is at the lower end of the price range determined by Goldman Sachs. Goldman Sachs’ analysis resulted in price per share range of $45.46 to $66.96.

The middle of the price range is $56.21, a price considerably above the Buyout Price. This fact, coupled with the fact that Goldman Sachs treated stock based compensation as a cash expense for purposes of determining unlevered free cash flows, militate in favor of disclosing the unlevered free cash flows used by Goldman Sachs in its discounted cash flow analysis.

68. The defendants also fail to disclose in the 14D-9 all of the members of the independent Committee, and only disclose that Anderson is the Chair of the Committee.

69. The 14D-9 should disclose sufficient information regarding the Company’s threshold negotiation criteria used in selecting the 29 potential acquirers contacted during the go-shop period. The 14D-9 also does not disclose whether Strategic A was contacted during the go-shop period, as it had requested on April 19, 2012.

70. These types of selective omissions of information that do not support the Buyout Price are misleading, preclusive and indicative of a 14D-9 drafted to achieve a desired outcome in favor of the Buyout, rather than provide shareholders with a fair and accurate description of the sales process and the financial advisor’s work.

COUNT I

Claim for Breach of Fiduciary Duties

Against the Individual Defendants

71. Plaintiff repeats and realleges each and every allegation set forth herein.

72. The Individual Defendants have violated the fiduciary duties owed to the public shareholders of PFCB and have acted to put their personal interests ahead of the interests of PFCB shareholders or acquiesced in those actions by fellow defendants. These defendants have failed to take adequate measures to ensure that the interests of PFCB shareholders are properly protected and have embarked on a process that avoids competitive bidding and provides Centerbridge with an unfair advantage by discouraging other alternative proposals.

73. By the acts, transactions, and courses of conduct alleged herein, these defendants, individually and acting as a part of a common plan, will unfairly deprive Plaintiff and other members of the Class of the true value of their PFCB investment. Plaintiff and other members of the Class will suffer irreparable harm unless the actions of these defendants are enjoined and a fair process is substituted.

74. By reason of the foregoing acts, practices, and courses of conduct, the Individual Defendants have failed to exercise loyalty, due care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

75. As a result of the actions of defendants, Plaintiff and the Class have been, and will be, irreparably harmed in that they have not, and will not, receive their fair portion of the value of their PFCB stock and businesses, and will be prevented from obtaining a fair price for their common stock.

76. Unless enjoined by this Court, the Individual Defendants will continue to breach the fiduciary duties owed to Plaintiff and the Class and may consummate the Buyout to the disadvantage of the public shareholders.

77. Plaintiff and members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which these actions threaten to inflict.

COUNT II

Claim Against the Individual Defendants for

Breach of Fiduciary Duty Related to their Disclosures

78. Plaintiffs repeat and reallege each allegation set forth herein.

79. The Individual Defendants have an obligation to disclose all material information in a non-misleading manner and be complete and accurate in their disclosures.

80. The Individual Defendants have caused materially misleading and incomplete information to be disseminated to the Company’s public shareholders. The 14D-9 fails to disclose material information as described herein, including financial information necessary to prevent the statements contained therein from being misleading.

81. Because of defendants’ failure to provide full and fair disclosure, Plaintiff and the Class will be deprived of the opportunity to make an informed decision on whether to tender their shares in the Tender Offer, and thus are damaged thereby.

82. Plaintiff and other members of the Class have no adequate remedy at law. Only through the exercise of the Court’s equitable powers can Plaintiff and the Class be fully protected from immediate and irreparable injury, which defendants’ actions threaten to inflict.

COUNT III

Claim Against Centerbridge, Wok Parent and Wok Acquisition for

Aiding and Abetting the Individual Defendants’ Breaches of Fiduciary Duties

83. Plaintiff repeats and realleges each and every allegation set forth herein.

84. The Individual Defendants breached their fiduciary duties to the PFCB shareholders by the wrongful actions alleged herein.

85. Such breaches of fiduciary duties could not, and would not, have occurred but for the conduct of Centerbridge, Wok Parent and Wok Acquisition, which, therefore, aided and abetted such breaches through entering into the Buyout based on the process detailed herein.

86. Centerbridge, Wok Parent and Wok Acquisition had knowledge that they were aiding and abetting the Individual Defendants’ breaches of fiduciary duties to PFCB shareholders.

87. Centerbridge, Wok Parent and Wok Acquisition rendered substantial assistance to the Individual Defendants in their breaches of their fiduciary duties to PFCB shareholders.

88. As a result of Centerbridge, Wok Parent and Wok Acquisition’s conduct of aiding and abetting the Individual Defendants’ breaches of fiduciary duties, Plaintiff and the other members of the Class have been, and will be, damaged in that they have been, and will be, prevented from obtaining a fair price for their shares.

89. As a result of the unlawful actions of Centerbridge, Wok Parent and Wok Acquisition, Plaintiff and the other members of the Class will be irreparably harmed in that they will be prevented from obtaining the fair value of their equity ownership in the Company. Unless enjoined by the Court, Centerbridge, Wok Parent and Wok Acquisition will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to Plaintiff and the members of the Class, and will aid and abet a process that inhibits the maximization of shareholder value.

90. Plaintiff and the other members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from immediate and irreparable injury which defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment and relief, including injunctive relief, in her favor and in favor of the Class, and against the defendants as follows:

A. Certifying this case as a class action, certifying Plaintiff as Class representative and her counsel as Class counsel;

B. Enjoining the defendants and all those acting in concert with them from consummating the Buyout;

C. To the extent that the Buyout is consummated before this Court’s entry of final judgment, rescinding it and setting it aside or awarding rescissory damages;

D. Enjoining the Individual Defendants from initiating any defensive measures that would inhibit their ability to maximize value for PFCB shareholders;

E. Directing defendants to account to Plaintiff and the Class for all damages suffered by them as a result of Defendants’ wrongful conduct alleged herein;

F. Awarding Plaintiff the costs, expenses, and disbursements of this action, including any attorneys’ and experts’ fees and expenses and, if applicable, pre-judgment and post-judgment interest; and

G. Awarding Plaintiff and the Class such other relief as this Court deems just, equitable, and proper.

Dated: May 18, 2012	ROSENTHAL, MONHAIT & GODDESS, P.A.

	By:	/s/ Carmella P. Keener
Carmella P. Keener (Del. Bar No. 2810) 919 N. Market Street, Suite 1401 P.O. Box 1070 Wilmington, DE 19801 (302) 656-4433

Attorneys for Plaintiff

OF COUNSEL:

GARDY & NOTIS, LLP Mark C. Gardy James S. Notis Meagan A. Farmer 501 Fifth Avenue, Suite 1408 New York, NY 10017 (212) 905-0509